HD VIEW 360, INC.
                            150 SE 2nd Ave Suite 404
                              Miami, Florida 33131
                                 (786) 294-0559


                                  July 18, 2017


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   HD View 360, Inc.
            Form S-1
            File No. 333-219044


     HD View 360, Inc. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to Friday, July 21, 2017 at 12:00 p.m. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                                     Very Truly Yours,


                                     /s/ Dennis Mancino
                                     ---------------------------------------
                                     Dennis Mancino, Chief Executive Officer